No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Completion of Procedures for the Establishment of a Joint Venture with Sony Group Corporation in the Mobility Field

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 28, 2022

[Translation]

September 28, 2022

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Completion of Procedures for the Establishment

of a Joint Venture with Sony Group Corporation in the Mobility Field

Honda Motor Co., Ltd. (“Honda”) today completed procedures for the establishment of Sony Honda Mobility Inc., a joint venture with Sony Group Corporation, as previously announced on June 16, 2022 in the notice entitled “Announcement Regarding the Signing of a Joint Venture Agreement with Sony Group Corporation in the Mobility Field.”

Although this joint venture has become an affiliate of Honda accounted for using the equity method as a result of the completion of the procedures, it is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2023.

New Company Overview

Company name	:	Sony Honda Mobility Inc.

Location	:	Tokyo, Japan

Capital	:	10 billion yen

Investment ratio	:	Sony Group Corporation 50%, Honda Motor Co., Ltd. 50%

Members of the board	:	Yasuhide Mizuno, Representative Director, Chairman and CEO

Izumi Kawanishi, Representative Director, President and COO

Shugo Yamaguchi, Director and Deputy President

Kojiro Okabe, Director and Executive Vice President

Manabu Ozawa, Director (Honda Motor Co., Ltd.)

Naoya Horii, Director (Sony Group Corporation)

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